Exhibit A

Leading Independent Proxy Advisor ISS Recommends Vote AGAINST All Aviat Director Nominees

ISS Reinforces Ceragon’s Concerns Regarding Valuation and Certainty

ISS States: “[Aviat’s] offer lacks the certainty seen in typical M&A proxy contests.”

Ceragon Urges Shareholders to Vote “AGAINST” All Proposals on the WHITE Proxy Card

Rosh Ha’Ayin, Israel, August 10, 2022 - Ceragon Networks Ltd. (NASDAQ: CRNT) (the “Company”, “Ceragon”, “we”, “us”, or “our”), issued the following statement with reference to a report issued by Institutional Shareholder Services Inc. (“ISS”) in connection with Extraordinary General Meeting (EGM) scheduled to be held on August 23, 2022.

We are pleased that ISS recommends that shareholders vote AGAINST all of Aviat’s nominees and echoes Ceragon’s concerns regarding valuation and certainty. As stated in its report1:

•	“[Aviat’s] offer lacks the certainty seen in typical M&A proxy contests. This is also a sizeable transaction for the bidder, so concerns regarding its ability to close are not completely unfounded.”

•	“…we note the [dissident nominees’] lack of public board and industry experience. The latter in particular seems very relevant...”

ISS highlighted a number of significant concerns regarding Aviat’s low-ball indication of interest, and the uncertainties around Aviat’s ability to finance the transaction:

•	“AVNW's [indication of interest] is a preliminary approach, not an offer.”

•	“The three analysts following the stock have target prices ranging from USD 4.00 to USD 6.00 per share, well above the offer price…”

•	“Key issues around certainty of the offer include financing commitment, breakup fees and deal conditions.”

•	“In terms of financing, this is certainly a leveraged bet for AVNW.”

•	“Given turmoil in credit markets and the leveraged nature of potential deal, however, financing cannot be taken for granted.”

ISS concludes that: “...a vote AGAINST all the dissident nominees is warranted.”

We agree with ISS’ recommendation to vote AGAINST all of Aviat’s nominees. We believe that Aviat’s nominees would leave Ceragon with a weak, inexperienced Board that will not be able to effectively oversee the Company’s strategy or negotiate on behalf of Ceragon shareholders.

Our Board is comprised of leaders with substantial telecom and public company board experience. Our directors have served as executives and directors of many companies that have created meaningful shareholder value and have a robust track record of supporting M&A that deliver fair value to shareholders. Our Board continues to refresh itself, including the addition of three new independent directors at last year’s AGM. Moreover, we continue to work on refreshing our Board with input from our shareholders.

1 Permission to Use Quotes Neither Sought Nor Obtained. Emphasis added.

As we have repeatedly stated, our Board remains open to exploring a transaction with Aviat or anyone else, but only if such combination delivers full, fair and certain value.

As ISS states: “It is in shareholders’ best interests to encourage a hostile acquirer to submit an offer that is subject to as little conditionality as possible and is at an initial value sufficient to “earn” a seat at the negotiating table.”

We are also pleased to have the support from our research analysts and many of our shareholders, including our largest shareholder, who believe that Aviat’s indication of interest significantly undervalues Ceragon and support our Board.

The Ceragon Board and leadership team are focused on doing what is right for Ceragon, our shareholders and our customers. We are confident that we have the right strategy and the right leadership team to continue positioning our company for success. Ceragon urges shareholders to vote “AGAINST” all proposals on the WHITE proxy card to prevent Aviat’s attempt to take control of the Ceragon Board.

Ceragon reminds shareholders that every vote is important. Shareholders are urged to discard any GOLD proxy materials and only to vote AGAINST using the WHITE proxy card.

If you have any questions or require any assistance with voting your shares, please contact the Company’s proxy solicitor, Morrow Sodali LLC at 800-662-5200 (toll-free in North America) or +1 203-658-9400 or email at CRNT@info.morrowsodali.com.

Evercore is serving as financial advisor and Shibolet and Latham & Watkins LLP are serving as legal advisors to Ceragon.

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 400 service providers, as well as more than 800 private network owners, in more than 150 countries. For more information please visit: www.ceragon.com

 Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, any ongoing actions taken and future actions that may be taken by Aviat Networks Inc. or other stockholders or others; the continuing impact of the components shortage due to the global shortage in semiconductors, chipsets, components and other commodities, on our supply chain, manufacturing capacity and ability to timely deliver our products, which have caused, and could continue to cause delays in deliveries of our products and in the deployment of projects by our customers, risk of penalties and orders cancellation created thereby, as well as profit erosion due to constant price increase, payment of expedite fees and costs of inventory pre-ordering and procurement acceleration of such inventory, and the risk of becoming a deadstock if not consumed; the continued effect of the global increase in shipping costs and decrease in shipping slots availability on us, our supply chain and customers, which have resulted, and may continue to result in, price erosion, late deliveries and the risk of penalties and orders cancellation due to late deliveries; the impact of the transition to 5G technologies on our revenues if such transition is developed differently than we anticipated; the risks relating to the concentration of a major portion of our business on large mobile operators around the world from which we derive a significant portion of our ordering, that due to their relative effect on the overall ordering coupled with inconsistent ordering pattern and volume of business directed to us, creates high volatility with respect to our financial results and results of operations; the effect of the competition from other wireless transport equipment providers and from other communication solutions that compete with our high-capacity point-to-point wireless products; the continued effect of the COVID-19 pandemic on the global economy and markets and on us and on the markets in which we operate and our and our customers, providers, business partners and contractors business and operations; the risks relating to increased breaches of network or information technology security along with increase in cyber-attack activities, growing cyber-crime threats, and changes in privacy and data protection laws, that could have an adverse effect on our business; risks associated with any failure to meet our product development timetable, including delay in the commercialization of our new chipset; imposition of additional sanctions and global trade limitations in connection with Russia’s invasion to Ukraine, the effects of general economic conditions and trends on the global and local markets in which we operate and such other risks, uncertainties and other factors that could affect our results, as further detailed in Ceragon’s most recent Annual Report on Form 20-F and in Ceragon’s other filings with the Securities and Exchange Commission.

Such forward-looking statements, including the risks, uncertainties and other factors that could affect our results, represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or results and there can be no assurance that it will prove to be accurate. Ceragon may elect to update these forward-looking statements at some point in the future but the company specifically disclaims any obligation to do so except as may be required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

ADDITIONAL INFORMATION

Ceragon has filed a definitive proxy statement and WHITE proxy card with the U.S. Securities and Exchange Commission (the “SEC”) in connection with its solicitation of proxies for the 2022 Extraordinary General Meeting of Ceragon Shareholders (the “2022 Extraordinary General Meeting”). CERAGON SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE DEFINITIVE PROXY STATEMENT (AND ANY AMENDMENTS AND SUPPLEMENTS THERETO) AND ACCOMPANYING WHITE PROXY CARD AS THEY CONTAIN IMPORTANT INFORMATION. Shareholders may obtain the proxy statement, any amendments or supplements to the proxy statement and other documents as and when filed by Ceragon with the SEC without charge from the SEC’s website at www.sec.gov.

Ceragon Investor & Media Contact:
Maya Lustig
Ceragon Networks
Tel. +972-54-677-8100
mayal@ceragon.com